# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: M3-Brigade Acquisition V Corp., CIK 0002016072
CUSIP: G63212107
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Date of event which requires filing of this statement: 06/12/2026
Amends the filing with accession number 0001315863-25-000512
Filed by CIK 0001816637
Persons authorized to receive notices and communications: Chinh E. Chu, 200 Park Avenue, 58th Floor, New York, New York (NY), 10166, 212-355-5515

## Reporting persons
- CC Capital GP, LLC (CIK 0001816637): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- Chinh E. Chu (CIK 0001306507): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC Capital SP, LP (CIK 0001985306): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC Capital Ventures, LLC (CIK 0002070528): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- CC M17 SPV, LLC (CIK 0002070668): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)
- M17 Sponsor, LLC (CIK 0002070680): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,187,500; shared voting power 0; sole dispositive power 7,187,500; shared dispositive power 0; aggregate amount beneficially owned 7,187,500 (20% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.0001 per share
Name of issuer: M3-Brigade Acquisition V Corp.
Address of issuer's principal executive offices: 1700 Broadway, 19th Floor, New York, New York (NY), 10019
Comment:
This Amendment No. 3 amends and supplements the information set forth in the Schedule 13D, dated June 3, 2025, filed by CC Capital GP, LLC ("CC Capital GP"), Chinh E. Chu ("Mr. Chu"), CC Capital SP, LP ("CC Capital SP"), CC Capital Ventures, LLC ("CC Capital Ventures"), CC M17 SPV, LLC ("CC M17 SPV"), and M17 Sponsor, LLC (the "Sponsor," and together with CC Capital GP, Mr. Chu, CC Capital SP, CC Capital Ventures, and CC M17 SPV, the "Reporting Persons") with the United States Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 dated June 18, 2025, and Amendment No. 2 dated July 9, 2025 (the "Schedule 13D"), relating to the Class A ordinary shares, par value $0.0001 per share (the "Class A Ordinary Shares") of M3-Brigade Acquisition V Corp. (the "Issuer").

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 6 is incorporated herein by reference.

Mutual Termination Agreement

On June 12, 2026, ReserveOne and the Issuer entered into a Mutual Termination Agreement (the "Termination Agreement") pursuant to which the parties agreed to mutually terminate the Business Combination Agreement, pursuant to Section 7.1(a) of the Business Combination Agreement (other than certain customary limited provisions that survive the termination pursuant to the terms of the Business Combination Agreement) effective June 12, 2026.

By virtue of the termination of the Business Combination Agreement, each of the Equity PIPE Subscription Agreements, the Convertible Notes Subscription Agreements, and the Sponsor Support Agreement (each as defined in the Business Combination Agreement and together, the "Subscription Agreements") terminated in accordance with their respective terms.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Termination Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

Securities Purchase Agreement

On June 12, 2026, the Issuer entered into Securities Purchase Agreements (collectively, the "Securities Purchase Agreements") with the Sponsor, ReserveOne, Pubco and certain investors (collectively, the "Investors") named therein. Pursuant to the Securities Purchase Agreements, upon the effectiveness of the Amendments (as defined below), among other things, the Sponsor has agreed to sell, and the Investors have agreed to purchase an aggregate of 4,279,279 Class A Ordinary Shares issuable upon the conversion of the Sponsor's Class B ordinary shares, par value $0.0001 ("Class B Ordinary Shares," together with the Class A Ordinary Shares, the "Common Shares"), which pursuant to the Securities Purchase Agreements, the Sponsor has agreed to convert to Class A Ordinary Shares and which the parties have agreed to continue to treat as "Founder Shares" as described in the Securities Purchase Agreements. The Investors will purchase these Class A Ordinary Shares for a price per share equal to $3.33 (such purchased shares, the "Transferred Shares") resulting in aggregate gross proceeds to the Sponsor of $14,250,000. Each of the Investors has deposited an amount equal to the purchase price for the Transferred Shares it agreed to purchase into an escrow account with funds to be released upon the closing of the transactions contemplated by the Securities Purchase Agreements (the "Transaction").

The closings of the Transactions shall take place upon the effective date of certain contemplated amendments to the Company's Amended and Restated Memorandum and Articles of Association (the "Articles") (as discussed below), subject to certain closing conditions including, among others, that (i) the Termination Agreement continues to be in full force and effect and has not been rescinded, withdrawn, or otherwise become ineffective, and (ii) the termination of the Subscription Agreements continues to be in full force and effect and has not been rescinded, withdrawn, or otherwise become ineffective.

The Securities Purchase Agreements contain mutual releases by the Issuer, the Sponsor, ReserveOne and Pubco, on the one hand, and the Investors, on the other hand, for all claims known and unknown, arising out of or in connection with (i) the Subscription Agreements, (ii) the Business Combination Agreement, and (iii) the termination of any of the foregoing. If the transactions contemplated by the Securities Purchase Agreements have not closed on or before August 2, 2026, the Investors may terminate their respective Securities Purchase Agreements and receive a return of their funds held in escrow, in accordance with the terms of the Securities Purchase Agreements.

Contemporaneously with the execution and delivery of the Securities Purchase Agreements, ReserveOne, Pubco and the Issuer withdrew the Registration Statement on Form S-4 (Registration No. 333-279951) declared effective by SEC on May 13, 2026.

A portion of the net proceeds from the sale of the Transferred Shares is expected to be used by the Sponsor to make one or more loans to the Issuer up to an aggregate of $4,000,000 for purposes of paying "Covered Expenses" (as defined in the Securities Purchase Agreement), which consist of accrued expenses of the Issuer that are due and payable by the Issuer as of the closing of the Transaction.

The foregoing description of the Securities Purchase Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Securities Purchase Agreement, which is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Shareholder Meeting

The Issuer intends, as promptly as practicable after the execution of the Securities Purchase Agreements, to prepare and file with the SEC a proxy statement for the purpose of soliciting proxies from the Issuer's shareholders to approve, at an extraordinary general meeting of the Issuer's shareholders (the "Shareholder Meeting"), amendments to its Articles, to, among other things: (i) extend the date by which the Issuer must consummate an initial business combination by 12 months (from August 2, 2026 to August 2, 2027); (ii) permit the Issuer, following the effective date of the amendments after all redemptions pursuant to the exercise of redemption rights arising in connection with the amendments have been settled, to withdraw up to an aggregate amount of interest earned on the funds held in the Issuer's trust account in an amount equal to $0.10 for each Class A Ordinary Share issued in the Issuer's initial public offering that is not redeemed and remains outstanding immediately following the effective date of the amendments, of which (a) $1,000,000 will be used to fund working capital and pay certain ordinary course expenses of the Issuer and (b) any amounts in excess of such $1,000,000 will be used to pay Covered Expenses; (iii) change the Issuer's legal name to Velos Acquisition I Corp.; (iv) remove Article 49.12 (the fairness opinion requirement) from the Articles in its entirety; and (v) such other modifications to the Articles as may be necessary to give effect to amendments (i)-(iv) (such amendments to the Articles, the "Amendments" and such proposals to be presented at the Shareholder Meeting, the "Amendment Proposals").

Voting and Non-Redemption Agreements

On June 12, 2026, the Issuer, the Sponsor, ReserveOne and Pubco entered into Voting Support and Non-Redemption Agreements (the "Voting and Non-Redemption Agreements") with certain investors (such investors entering the Voting and Non-Redemption Agreements, collectively, the "Voting and Non-Redemption Shareholders") pursuant to which the Voting and Non-Redemption Shareholders have agreed not to redeem up to an aggregate of approximately 16,000,000 Class A Ordinary Shares in connection with the Amendments. Pursuant to the Voting and Non-Redemption Agreements, the Voting and Non-Redemption Shareholders have agreed to vote in favor of the Amendment Proposals at the Shareholder Meeting. The Voting and Non-Redemption Agreements provide that the Sponsor will transfer up to an aggregate of 8 million private placement warrants held by the Sponsor to the Voting and Non-Redemption Shareholders in consideration for the Voting and Non-Redemption Shareholders' agreement to hold and not redeem their Class A Ordinary Shares in connection with the Amendments.

The Voting and Non-Redemption Agreements provide that as soon as practicable following the closing of the transactions contemplated by the Voting and Non-Redemption Agreements, the Issuer will prepare and file with the SEC a Registration Statement on Form S-1 (the "Form S-1") covering the resale of all Class A Ordinary Shares purchased by the Voting and Non-Redemption Shareholders from Cantor Fitzgerald & Co., if any, for an offering to be made on a continuous basis pursuant to Rule 415 promulgated by the SEC pursuant to the Securities Act of 1933, as amended. The Issuer will use its commercially reasonable efforts to cause the Form S-1 to be declared effective by the SEC as promptly as possible after the filing thereof.

The Voting and Non-Redemption Agreements contain mutual releases by the Issuer, the Sponsor, ReserveOne and Pubco, on the one hand, and the Voting and Non-Redemption Shareholders, on the other hand, for all claims known and unknown, arising out of or in connection with the Equity PIPE Subscription Agreements and/or the Convertible Notes Subscription Agreements.

The foregoing description of the Voting Support and Non-Redemption Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Voting Support and Non-Redemption Agreements, which is incorporated by reference as Exhibit 99.3 and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Schedule 13D is supplemented and superseded, as the case may be, as follows:

The information in Item 4 is incorporated herein by reference.

Voting Agreements

On June 12, 2026, the Issuer, the Sponsor, ReserveOne and Pubco entered into Voting Support Agreements (the "Voting Agreements") with certain unaffiliated third parties (collectively, the "Voting Shareholders") pursuant to which the Voting Shareholders agreed to vote in favor of the Amendment Proposals. Under the Voting Agreements, the Issuer will pay the Voting Shareholders $10 as consideration for entering into the Voting Agreements.

The foregoing description of the Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Voting Agreement, which is incorporated by reference as Exhibit 99.4 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Mutual Termination Agreement, dated as of June 12, 2026, by and between the Issuer and ReserveOne. (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on June 12, 2026).

99.2 Form of Securities Purchase Agreement, dated as of June 12, 2026, by and among the Issuer, ReserveOne, the Sponsor, Pubco and the Investors (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on June 12, 2026).

99.3 Form of Voting Support and Non-Redemption Agreements, dated as of June 12, 2026, by and among, the Issuer, the Sponsor, ReserveOne, Pubco and the Voting and Non-Redemption Shareholders (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on June 12, 2026).

99.4 Form of Voting Support Agreement, dated as of June 12, 2026, by and among the Issuer, the Sponsor, ReserveOne, Pubco and the Voting Shareholders (incorporated by reference to Exhibit 10.8 to the Issuer's Current Report on Form 8-K (File No. 001-42171), filed with the Securities and Exchange Commission on June 12, 2026).

## Signatures
- CC Capital GP, LLC: /s/ Chinh E. Chu, Chinh E. Chu/Sole Member (06/16/2026)
- Chinh E. Chu: /s/ Chinh E. Chu, Chinh E. Chu/Self (06/16/2026)
- CC Capital SP, LP: /s/ Chinh E. Chu, Chinh E. Chu/Sole Member, CC Capital GP, LLC, its General Partner (06/16/2026)
- CC Capital Ventures, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (06/16/2026)
- CC M17 SPV, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (06/16/2026)
- M17 Sponsor, LLC: /s/ Chinh E. Chu, Chinh E. Chu/President and Senior Managing Director (06/16/2026)